1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR MARCH 2023 Signy, Switzerland, April 6, 2023 Fresh data from Global Blue shows that the dynamic recovery for Tax Free Shopping has continued to strengthen across Continental Europe and Asia Pacific. Globally, Issued Sales in Store like-for-like recovery has accelerated, reaching 110%1 in March vs. 90%1 in February and 102%1 in January. This acceleration of the recovery in March is largely due to the progressive return of Mainland Chinese Shoppers while the Issued Sales in Stores like-for-like for US and GCC residents have remained at very high levels compared to pre-pandemic levels. Continental Europe recovery surpasses last months’ average In Continental Europe, the recovery reached 119%1 in March vs. 100%1 in February and 106%1 in January. In terms of origin markets, the return of Mainland Chinese residents (25% of Continental Europe Sales in Stores in 2019) has been key to the strengthening recovery. Mainland Chinese shopper recovery reached 49%1 in March vs. 22%1 in February and 22%1 in January. US shoppers are also contributing to the continued Sales in Store like-for-like recovery in Continental Europe, reaching 284%1 in March vs. 284%1 in February and 297%1 in January. At the same time, the recovery level of Gulf Cooperation Council residents remains strong, despite the start of Ramadan, a period when they typically do not tend to travel. Gulf Cooperation Council residents’ recovery reached 264%1 in March vs. 286%1 in February and 224%1 in January. Asian shopper recovery (excluding Mainland China) remains solid despite a softening of Indonesian and Malaysian shoppers linked to the beginning of Ramadan. South East Asia shopper recovery reached 145%1 in March vs. 175%1 in February and 153%1 in January. In terms of destination markets, the acceleration in March was across all destinations, predominantly led by Greece at 176%1, France at 154%1, Spain at 133%1, Switzerland at 122%1 and Italy at 112%1. 1Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates). 2Air capacity: ForwardKeys data platform – March 2023

Progressing recovery across most nationalities in Asia Pacific

In Asia Pacific, recovery reached 93%[1] in March vs. 74%[1] in February and 96%[1] in January.

In terms of **origin markets**, the return of Mainland Chinese shoppers (56% of Asia Pacific Sales in Stores in 2019) has also been key to the strengthening recovery in Asia Pacific. In March, Mainland Chinese shopper recovery in Singapore reached 69%[1] vs. 25%[1] in February and 45%[1] in January, whilst in South Korea, Mainland Chinese shopper recovery reached 59%[1] in March vs. 36%[1] in February and 46%[1] in January.

With regards to the other origin market nationalities, Hong Kong and Taiwan residents have an elevated recovery level at 371%[1] in March vs. 347%[1] in February and 385%[1] in January. This was followed by South East Asia residents at 155%[1] in March vs. 149%[1] in February and 133%[1] in January.

Regarding **destination markets**, Japan is leading the Sales in Store like-for-like recovery, reaching 96%[1] in March, with Singapore at 91%[1] and South Korea at 80%[1].

A gradual recovery for Mainland Chinese shoppers

Since the reopening of China's border in January 2023, air capacity recovery from Mainland China to key destinations has been gradually increasing.

In Continental Europe, air capacity recovery reached 22%[2] in March vs. 18%[2] in February and 10%[2] in January. In Asia Pacific, air capacity recovery reached 14%[2] in March vs. 10%[2] in February and 9%[2] in January.

On the back of this progressive air capacity recovery, we have seen a steady improvement in the Sales in Store like-for-like recovery in all markets. In Continental Europe, the recovery reached 49%[1] in March vs. 22%[1] in February and 22%[1] in January. In Asia Pacific, the recovery reached 40%[1] in March vs. 27%[1] in February and 38%[1] in January.

Moreover, it is anticipated that the recovery of Mainland Chinese shoppers will continue to gain momentum in the second quarter, given the projected increase in air capacity[2].

Projected Air capacity recovery from Mainland China[2]	April 2023	May 2023	June 2023	Q3 2023
Continental Europe	36%	41%	42%	44%
Asia Pacific	31%	37%	38%	38%

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform - March 2023*

2

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	March 2023	February 2023	January 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	119%	100%	106%	104%	101%	75%	53%
Asia Pacific	93%	74%	96%	80%	51%	39%	16%
TOTAL	110%	90%	102%	97%	89%	65%	40%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, January 2023, Source: Global Blue

3